788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 18-382
November 16, 2018

Platinum Group Metals Ltd. Files Waterberg Technical Report

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) (“Platinum Group Metals” or the “Company”) reports that further to its news release dated October 25, 2018 announcing an updated independent resource estimate on the Company’s 50.02% interest in the Waterberg palladium dominant deposit located in the Bushveld Igneous Complex, South Africa, it has today filed the associated National Instrument 43-101 technical report. The report is on a 100% Project basis resource estimate. The report, entitled “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” is dated effective September 27, 2018 and was prepared by Charles J Muller, B. Sc. (Hons) (Geology), Pri. Sci. Nat., of CJM Consulting (Pty) Ltd., supporting the disclosure of the independent mineral resource estimate. A copy of the report can be found at www.sedar.com and on the Company’s website.

ABOUT PLATINUM GROUP METALS LTD.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, is focused on the advancement of the large scale, near surface, palladium dominant Waterberg Project in South Africa. Partners at Waterberg include Impala Platinum Holdings Ltd., the Japan, Oil, Gas and Metals National Corporation and Mnombo Wethu Consultants (Pty) Ltd., a South African empowerment company.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information, contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding all technical details of the updated mineral resources. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "Mineral Reserves" under SEC standards. In addition, the terms "Mineral Resource" and "measured Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.